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Organization Indirect Owners

Organization CRD Number: 816 **Organization Name: CREDIT SUISSE SECURITIES (USA) LLC**

Organization SEC Number: 8-422 **Applicant Name: CREDIT SUISSE SECURITIES (USA) LLC**

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Full Legal Name	**Domestic, Foreign, Individual**	**Entity in Which Interest is Owned**	**Status**	**Date Status Acquired**	**Ownership Code**	**Control person**	**Public Reporting Company**	**CRD#, EIN, SSN, IRS#**
CREDIT SUISSE GROUP AG	Foreign Entity	CREDIT SUISSE AG	SHAREHOLDER	01/1997	75% or more	Y	N	FOREIGN
CREDIT SUISSE AG	Foreign Entity	CREDIT SUISSE HOLDINGS (USA), INC.	SHAREHOLDER	02/1998	75% or more	Y	N	FOREIGN
CREDIT SUISSE HOLDINGS (USA), INC.	Domestic Entity	CREDIT SUISSE (USA), INC.	SHAREHOLDER	10/2000	75% or more	Y	Y	13-2853402